Exhibit I

CPLP

Financial Results for the six - month period ended June 30, 2018

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2018 and 2017 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the six-month periods ended June 30,
	2018	2017
Income Statement Data
Revenues	118,372	100,164
Revenues—related party	12,709	22,167

Total Revenues	131,081	122,331

Expenses:
Voyage expenses	18,397	5,825
Vessel operating expenses	44,088	35,984
Vessel operating expenses—related party	6,154	5,685
General and administrative expenses	3,186	2,975
Vessel depreciation and amortization	36,999	37,070

Operating income	22,257	34,792

Other income / (expense), net:
Interest expense and finance cost	(13,600)	(13,059)
Interest and other income	630	339

Total other expense, net	(12,970)	(12,720)

Partnership’s net income	9,287	22,072

Preferred unit holders’ interest in Partnership’s net income	5,550	5,550
General Partner’s interest in Partnership’s net income	71	320
Common unit holders’ interest in Partnership’s net income	3,666	16,202
Net income per:
• Common unit, basic and diluted	0.03	0.13
Weighted-average units outstanding:
• Common units, basic and diluted	126,701,690	122,441,607

Total comprehensive income:	9,287	22,072

	As of June 30, 2018	As of December 31, 2017
Balance Sheet Data (at end of period/year)
Assets
Current assets
Cash and cash equivalents	32,464	63,297
Restricted cash	1,011	—
Trade accounts receivable, net	7,263	4,772
Prepayments and other assets	4,089	3,046
Inventories	10,331	5,315
Assets held for sale	—	29,027

Total current assets	55,158	105,457

Fixed assets
Vessels, net	1,304,172	1,265,196

Total fixed assets	1,304,172	1,265,196

Other non-current assets
Above market acquired charters	76,798	75,035
Deferred charges, net	2,220	1,519
Restricted cash	17,489	18,000
Prepayments and other assets	724	1,009

Total non-current assets	1,401,403	1,360,759

Total assets	1,456,561	1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	53,102	50,514
Trade accounts payable	17,592	9,631
Due to related parties	13,704	14,234
Accrued liabilities	16,988	15,111
Deferred revenue, current	17,272	18,800
Liability associated with vessel held for sale	—	14,781

Total current liabilities	118,658	123,071

Long-term liabilities
Long-term debt, net	420,129	403,820
Deferred revenue	916	5,920

Total long-term liabilities	421,045	409,740

Total liabilities	539,703	532,811

Commitments and contingencies

Partners’ capital	916,858	933,405

Total liabilities and partners’ capital	1,456,561	1,466,216

Limited Partners’ units outstanding:
• Common	127,246,692	127,246,692
• Class B Convertible Preferred	12,983,333	12,983,333
Distributions declared and paid per:
• Common	$0.16	$0.32
• Class B Convertible Preferred	$0.43	$0.86

Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time & Voyage Charter (Years)(2)	Commencement of Charter	Charterer	Profit Sharing(1)	Gross Daily Hire Rate Without Profit Sharing
M/V Archimidis	2 TC	05/2018	Mediterranean Shipping Company S.A. (“MSC”)		$18,000
M/V Agamemnon	1+1+0.9 TC	05/2016	Pacific International Lines (PTE) Ltd Singapore (“PIL”)		$8,950 (1y) $8,250 (1y) $20,000 (0.9 y)
M/T Amoureux	VC	—	—		—
M/T Aias	VC	—	—		—
M/T Atlantas II	VC	—	—		—
M/T Aktoras (3)	1 TC	01/2018	Shell International Trading & Shipping Company Limited (“Shell”)		$13,500
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk		$42,200
M/T Agisilaos	3 TC	01/2016	Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec (“Flopec”)		$19,000
M/T Arionas	VC	—	—		—
M/T Aiolos	VC	—	—		—
M/T Avax (4)	2 TC	08/2018	Petroleo Brasileiro S.A. (“Petrobras”)		$13,850
M/T Axios (4)	2 TC	07/2018	Petrobras		$13,850
M/T Alkiviadis (5)	1+1+1+1+1.7 TC	09/2014	Chartering and Shipping Services SA (“CSSA”)		$14,125 (1y) $15,125 (1y) $13,300 (1y) $12,750 (1y) $12,500 (1.7y)
M/T Assos (4)	VC	—	—		—
M/T Atrotos	3 TC	12/2015	Petrobras		$17,750
M/T Akeraios	3 TC	04/2016	Petrobras		$17,750
M/T Anemos I	3 TC	01/2016	Petrobras		$17,750
M/T Apostolos	3 TC	01/2016	Petrobras		$17,750
M/T Alexandros II (6)	VC	—	—		—
M/T Aristotelis II (6)	VC	—	—		—
M/T Aris II (6)	VC	—	—		—
M/T Aristaios	5 TC	01/2017	Tesoro Far East Maritime Company (“Tesoro”)		$26,400
M/T Ayrton II (6)	VC	—	—		—
M/T Amore Mio II	VC	—	—		—
M/T Miltiadis M II	0.8 TC	10/2017	Capital Maritime & Trading Corp. (“CMTC” or “Capital Maritime”)	50/50	$18,000

M/V Hyundai Prestige (7)	12 TC	02/2013	Hyundai Merchant Marine Co. Ltd (“HMM”)	$23,480
M/V Hyundai Premium (7)	12 TC	03/2013	HMM	$23,480
M/V Hyundai Paramount (7)	12 TC	04/2013	HMM	$23,480
M/V Hyundai Privilege (7)	12 TC	05/2013	HMM	$23,480
M/V Hyundai Platinum (7)	12 TC	06/2013	HMM	$23,480
M/V Akadimos (renamed to CMA CGM Amazon)	5 TC	06/2015	CMA CGM	$39,250
M/T Active	0.1 TC	06/2018	Stena Bulk A/S (“Stena”)	$15,550
M/T Amadeus	1+1 TC	11/2017	Repsol Trading S.A. (“Repsol”)	$14,500 (1y) $14,750 (1y)
M/V Adonis (renamed to CMA CGM Uruguay)	5 TC	09/2015	CMA CGM	$39,250
M/V Anaxagoras (renamed to CMA CGM Magdalena)	5 TC	02/2016	CMA CGM	$39,250
M/T Amor	VC	—	—	—
M/T Anikitos	2.5 TC	01/2018	Petrobras	$15,300

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	TC: Time Charter; VC: Voyage Charter.
(3)

In December 2017, the company owning the M/T Aktoras entered into an one-year time charter with Shell at a gross daily rate of $13,500, which commenced in January 2018. The charterer has the option to extend the time charter for an additional one year +/- 30 days at a gross daily rate of $14,500.

(4)

In June 2018, the M/T Avax and in July 2018, the M/T Axios and the M/T Assos secured a two-year time charter (+/- 30 days) employment with Petrobras at a gross daily rate of $13,850. The charterer has the option to extend the respective time charters for an additional period of eleven months +/- 30 days at the same rate. The M/T Assos time charter is expected to commence in August 2018.

(5)

In July 2018, the charterer of the M/T Alkiviadis extended the current time charter for an additional twenty months +/- 30 days at a gross daily rate of $12,500. The charter extension commenced in August 2018.

(6)

In July 2018, each of the M/T Alexandros II, the M/T Aristotelis II, the M/T Aris II and the M/T Ayrton II secured a two-year time charter (+/- 30 days) employment with Petrobras at a gross daily rate of $14,700. The charterer has the option to extend the respective time charters for an additional period of eleven months +/- 30 days at a gross daily rate of $14,850. The charters of the M/T Aristotelis II, the M/T Aris II and the M/T Ayrton II are subject to final vetting approval.

(7)

Each of the companies owning the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a gross rate of $23,480 per day (from $29,350 per day) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019 (the “Charter Reduction Period”). The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter.

Recent Developments

Acquisition of the M/T Anikitos

On May 4, 2018, we completed the acquisition from Capital Maritime of the shares of the company owning the M/T Anikitos, an eco-type MR product tanker (50,082 dwt IMO II/III chemical product tanker built in 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.), for a total consideration of $31.5 million. The M/T Anikitos is currently employed by Petrobras, at a gross daily rate of $15,300, with earliest charter expiry in June 2020. The charterer has the option to extend the time charter for eighteen months (+/-30 days) at the same gross daily rate. We financed the acquisition with $15.9 million in cash and the assumption of a $15.6 million term loan (the “Anikitos tranche”) under a credit facility previously arranged by Capital Maritime with ING Bank N.V (the “2015 credit facility”). The Anikitos tranche is required to be repaid in thirteen consecutive equal quarterly installments of $0.4 million, beginning two years from the anniversary of the delivery of the M/T Anikitos, plus a balloon payment of $11.0 million, which is payable concurrently with the final quarterly instalment in June 2023. The Anikitos tranche bears interest at LIBOR plus a margin of 2.50% and is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

Sale of the M/T Aristotelis and partial prepayment of our $460 million credit facility (the “2017 credit facility”)

On December 22, 2017, we entered into a memorandum of agreement for the sale of the M/T Aristotelis (51,604 dwt IMO II/III chemical product tanker built in 2013, Hyundai Mipo Dockyard Ltd., South Korea) with an unaffiliated third party for $29.4 million. Upon entering the agreement, the M/T Aristotelis met the criteria to be classified as held for sale. Under this agreement, as amended, the vessel was delivered to its buyer on April 25, 2018. On the same date, we prepaid $14.4 million under our 2017 credit facility in connection to the sale of the M/T Aristotelis.

Acquisition of the M/T Aristaios

In January 2018, we completed the acquisition from Capital Maritime of the shares of the company owning the M/T Aristaios, an eco-type crude tanker (113,689 dwt, Ice Class 1C, built in 2017, Daehan Shipbuilding Co. Ltd., South Korea), for a total consideration of $52.5 million. The M/T Aristaios is currently employed under a time charter to Tesoro at a gross daily rate of $26,400. The Tesoro charter commenced in January 2017 with duration of five years +/-45 days. We financed the acquisition with $24.2 million in cash and the assumption of a $28.3 million term loan under a credit facility previously arranged by Capital Maritime with Crédit Agricole Corporate and Investment Bank and ING Bank NV (the “Aristaios credit facility”). The Aristaios credit facility bears interest at LIBOR plus a margin of 2.85% and is payable in 12 consecutive semi-annual instalments of approximately $0.9 million beginning in July 2018, plus a balloon payment of $17.3 million payable concurrently with the last semi-annual instalment due in January 2024. The Aristaios credit facility is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

Quarterly Common and Class B Unit Cash Distribution

On April 18, 2018, the Board declared a cash distribution of $0.08 per common unit for the first quarter of 2018, which was paid on May 14, 2018 to common unit holders of record as of May 2, 2018. In addition, the Board declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2018, in accordance with the Partnership’s Second Amended and Restated Partnership Agreement. This cash distribution on Class B Units was paid on May 10, 2018 to Class B Unitholders of record as of May 2, 2018.

On July 18, 2018, the Board declared a cash distribution of $0.08 per common unit for the second quarter of 2018 payable on August 14, 2018 to common unit holders of record as of August 2, 2018. In addition, the Board declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2018, in accordance with the Partnership’s Second Amended and Restated Partnership Agreement. This cash distribution on Class B Units will be paid on August 10, 2018 to Class B Unitholders of record as of August 2, 2018.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks affecting the level of our distributions, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations—We cannot assure you that we will pay any distributions on our units ” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2018.

Fleet Employment

In April 2018, we reached an agreement with PIL to extend the charter of the M/V Agamemnon (108,892 dwt / 8,266 TEU, container carrier built in 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) for an additional eleven to thirteen months, following the expiration of the present charter, at an increased gross daily rate of $20,000. The M/V Agamemnon previously earned $8,250 gross per day under a one-year charter. The extended charter with the increased gross daily rate of $20,000 commenced in June 2018.

In April 2018, we agreed to charter the M/V Archimidis (108,892 dwt / 8,266 TEU, container carrier built in 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) to MSC for two years +/- 30 days at $18,000 gross per day. The charter commenced in May 2018. The M/V Archimidis previously was employed under a one-year charter with PIL at a gross daily rate of $8,250.

The M/T Avax (47,834 dwt, Ice Class 1A IMO II/III chemical product tanker, built in 2007 Hyundai Mipo Dockyard, South Korea), the M/T Axios (47,872 dwt, Ice Class 1A IMO II/III chemical product tanker, built 2007 Hyundai Mipo Dockyard, South Korea) and the M/T Assos (47,872 dwt, Ice Class 1A IMO II/III chemical product tanker, built 2006 Hyundai Mipo Dockyard, South Korea) have secured employment for two years +/- 30 days at a gross daily rate of $13,850 with Petrobras. The charterer has the option to extend the respective time charters for an additional eleven months +/-30 days at the same rate.

Furthermore, and as previously announced, the M/T Alexandros II (51,258 dwt, IMO II/III chemical/product tanker, built in 2008 STX Offshore & Shipbuilding Co., Ltd, South Korea), the M/T Aristotelis II (51,226 dwt, IMO II/III chemical/product tanker, built in 2008 STX Offshore & Shipbuilding Co., Ltd, South Korea), the M/T Aris II (51,218 dwt, IMO II/III chemical/product tanker, built in 2008 STX Offshore & Shipbuilding Co., Ltd, South Korea) and the M/T Ayrton II (51,260 dwt, IMO II/III chemical/product tanker, built in 2009 STX Offshore & Shipbuilding Co., Ltd, South Korea), have also secured employment with Petrobras for two years +/- 30 days at a gross daily rate of $14,700. The charterer has the option to extend the respective time charters for an additional eleven months +/-30 days at $14,850 per day. The charters of the M/T Aristotelis II the M/T Aris II and the M/T Ayrton II are subject to final vetting approval.

In addition the M/T Alkiviadis (36,721 dwt, Ice Class 1A IMO II/III chemical/product tanker, built in 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) has been fixed by CSSA S.A., a fully owned subsidiary of Total S.A., for an additional twenty months +/- 30 days at gross daily rate of $12,500. The charter extension commenced in August 2018.

As of the date of this report, our charter coverage for the rest of 2018 and 2019 is 77% and 59%, respectively.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2017, filed on March 5, 2018, regarding the factors affecting our future results of operations.

Results of Operations

Six-Month Period Ended June 30, 2018 Compared to the Six-Month Period Ended June 30, 2017

Our results of operations for the six-month periods ended June 30, 2018 and 2017 differ primarily due to:

•	the increase in the average number of vessels in our fleet following the delivery of the M/T Aristaios on January 17, 2018;

•

the increase in the number of vessels in our fleet incurring operating expenses following the redelivery of the M/T Alexandros II in December 2017, the M/T Aristotelis II in May 2018, the M/T Aris II in June 2018 and the M/T Aktoras and the M/T Aiolos in March 2017, while each of these vessels were previously employed on bareboat charters;

•

the increase in the number of vessels in our fleet passing special survey. During the six-month period ended June 30, 2018, certain of our vessels underwent special survey while none of our vessels underwent special survey during the corresponding period in 2017;

•

the increase in the number of voyage charters performed by certain of our vessels during the six-month period ended June 30, 2018 compared to the corresponding period in 2017, as due to the depressed tanker market and the limited liquidity of the tanker period market, we have chosen to trade certain of our vessels in the spot market until we see a more sustained recovery in period tanker rates; and

•	higher interest costs incurred as a result of an increase in the LIBOR weighted average interest rate during the six-month period ended June 30, 2018 compared to the corresponding period in 2017.

Total Revenues

Total revenues, consisting of time, voyage and bareboat charter revenues, amounted to $131.1 million for the six-month period ended June 30, 2018, compared to $122.3 million for the six-month period ended June 30, 2017. The increase of $8.8 million was primarily a result of the increase in the average number of vessels in our fleet and the increase in the number of voyage charters performed by our vessels during the six-month period ended June 30, 2018, partly offset by the lower average charter rates earned by certain of our vessels and the increase in off-hire days incurred by certain of our vessels that underwent their special survey during the six-month period ended June 30, 2018 compared to the corresponding period in 2017. For the six-month period ended June 30, 2018, related party revenues decreased to $12.7 million, compared to $22.2 million for the six-month period ended June 30, 2017 as the average number of vessels chartered by Capital Maritime during the six-month period ended June 30, 2018 decreased by 2.2 vessels compared to the average number of vessels chartered by Capital Maritime during the same period in 2017. Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2018, Petrobras, HMM and CMA CGM accounted for 18%, 17% and 16% of our total revenues, respectively. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Operations—We currently derive all of our revenues from a limited number of charterers and the loss of any charterer or charter or vessel could result in a significant loss of revenues and cash flow ” in our Annual Report on Form 20-F for the year ended December 31, 2017.

Voyage Expenses

Total voyage expenses amounted to $18.4 million for the six-month period ended June 30, 2018, compared to $5.8 million for the six-month period ended June 30, 2017. The increase of $12.6 million was primarily attributable to the increased number of voyage charters under which certain of our vessels were employed during the six-month period ended June 30, 2018, compared to the corresponding period in 2017. Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time and bareboat charters are paid for by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters are paid for by us.

Vessel Operating Expenses

For the six-month period ended June 30, 2018 our total vessel operating expenses amounted to $50.2 million compared to $41.7 million for the six-month period ended June 30, 2017. The $8.5 million increase in total vessel operating expenses primarily reflects the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of certain of our vessels previously employed on bareboat charters, the acquisition of M/T Aristaios, and the increase in the number of vessels passing their special survey during the six-month period ended June 30, 2018 compared to the corresponding period in 2017.

Total vessel operating expenses for the six-month period ended June 30, 2018 include expenses of $6.2 million incurred under the management agreements we have with Capital Ship Management Corp., (our “Manager”), compared to $5.7 million during the six-month period ended June 30, 2017.

General and Administrative Expenses

General and administrative expenses amounted to $3.2 million for the six-month period ended June 30, 2018, compared to $3.0 million for the six-month period ended June 30, 2017. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded partnership.

Vessel Depreciation and Amortization

Vessel depreciation and amortization decreased to $37.0 million for the six-month period ended June 30, 2018, compared to $37.1 million for the six-month period ended June 30, 2017.

Total Other Expense, Net

Total other expense, net for the six-month period ended June 30, 2018 amounted to $13.0 million, compared to $12.7 million for the six-month period ended June 30, 2017. The increase of $0.3 million reflects higher interest costs incurred as a result of an increase in the LIBOR weighted average interest rate and the partial write-off of deferred financing costs associated with the mandatory debt prepayment in connection to the sale of M/T Aristotelis during the six-month period ended June 30, 2018, partly offset by the foreign exchange gains recognized during the same period compared to the corresponding period in 2017.

The weighted average interest rate on the loans outstanding under our credit facilities for the six-month period ended June 30, 2018 was 5.16%, compared to 4.14% for the corresponding period in 2017. See also Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Partnership’s Net Income

As a result of the factors described above, the Partnership’s net income for the six-month period ended June 30, 2018 amounted to $9.3 million, compared to $22.1 million for the six-month period ended June 30, 2017.

Liquidity and Capital Resources

As of June 30, 2018, total cash and cash equivalents amounted to $32.5 million and restricted cash (under our credit facilities) amounted to $18.5 million. As of June 30, 2018, there were no undrawn amounts under the terms of our credit facilities

Generally, our primary sources of funds have been cash from operations, bank borrowings and, depending on our access to the capital markets, securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at rates similar to those under their current charters or we might trade certain of our vessels in the spot market, which translate into revenues that are inherently more volatile. As a result, our future cash flows from operations may be affected. Cash flows from operations may be further affected by other factors described in our Annual Report on Form 20-F for the year ended December 31, 2017 in “Item 3. Key Information—D. Risk Factors”.

Because we distribute all of our “available cash” (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and, depending on our access to the capital markets, securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness under our credit facilities. Since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures. Therefore, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that our board believes to be sustainable and consistent with the proper conduct of our business. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including making quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” for further information on our cash distribution policy in our Annual Report on Form 20-F for the year ended December 31, 2017.

On September 6, 2017, we entered into the loan agreement documenting our 2017 credit facility. (See our Annual Report on Form 20-F for the year ended December 31, 2017, in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”).

On January 17, 2018, we partially financed the acquisition of the company owning the M/T Aristaios through the assumption of the Aristaios credit facility. The Aristaios credit facility, amounting to $28.3 million, bears interest at LIBOR plus a margin of 2.85% and is payable in 12 consecutive semi-annual instalments of approximately $0.9 million beginning in July 2018, plus a balloon payment of $17.3 million, payable concurrently with the last semi-annual instalment due in January 2024. The Aristaios credit facility is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

On April 25, 2018, we prepaid the amount of $14.4 million under Tranche A of our 2017 credit facility in connection with the sale of M/T Aristotelis.

On May 4, 2018, we partially financed the acquisition of the company owning the M/T Anikitos through the assumption of the Anikitos tranche under the 2015 credit facility. The Anikitos tranche of $15.6 million, is required to be repaid in thirteen consecutive equal quarterly installments of $0.4 million, beginning two years from the anniversary of the delivery of the M/T Anikitos, plus a balloon payment of $11.0 million, which is payable concurrently with the final quarterly instalment in June 2023. The 2015 credit facility bears interest at LIBOR plus a margin of 2.50% and is subject to ship finance covenants similar to the covenants applicable under our existing facilities.

The table below presents our principal repayment schedule under (i) our 2017 credit facility, (ii) the Aristaios credit facility and (iii) the Amor and Anikitos tranches under our 2015 credit facility, as of June 30, 2018:

Facility	(In millions of US Dollars)
	2018	2019	2020	2021	2022	2023	2024	Total
2017 credit facility	25.9	51.7	51.7	51.7	51.7	186.5	—	419.2
2015 credit facility Amor Tranche	0.3	1.3	1.3	1.3	11.6	—	—	15.8
2015 credit facility Anikitos Tranche	—	—	1.1	1.4	1.4	11.7	—	15.6
Aristaios credit facility	0.9	1.8	1.8	1.8	1.8	1.8	18.4	28.3

Total	27.1	54.8	55.9	56.2	66.5	200.0	18.4	478.9

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. For the twelve-month period ending June 30, 2019, we anticipate that three of our vessels will undergo special survey.

Total partners’ capital as of June 30, 2018 amounted to $916.9 million compared to $933.4 million as of December 31, 2017, corresponding to a decrease of $16.5 million. The decrease primarily reflects $26.3 million of distributions declared and paid during the six-month period ended June 30, 2018 partially offset by net income of $9.3 million and equity compensation expense of $0.5 million.

As of June 30, 2018, we had negative working capital, which was driven principally by repayments of our credit facilities over the next 12 months, as well as other factors, such as deferred revenues.

Subject to shipping and charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the six-month periods ended June 30,
	2018	2017
Net Cash Provided by Operating Activities	$48.0	$62.3
Net Cash Used in Investing Activities	$(11.1)	$(1.4)
Net Cash Used in Financing Activities	$(67.2)	$(29.3)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $48.0 million for the six-month period ended June 30, 2018 compared to $62.3 million for the six-month period ended June 30, 2017. The decrease of $14.3 million was mainly attributable to (a) the decrease of $11.9 million in cash from operations, which was attributable to, among other factors, lower time charter rates affecting our revenues and an increase in our total expenses, including vessel voyage and operating expenses and (b) the negative effect of the changes in our operating assets and liabilities amounting to $2.8 million, which were partially offset by a decrease of $0.4 million in dry-docking costs. Changes in our operating assets and liabilities were driven mainly by an increase in our inventories and trade receivables and a decrease in deferred revenue, in each case mainly attributable to the increase in the number of voyage charters performed by our vessels, partly offset by a reduction in the amounts we reimbursed to our Manager for expenses paid on our behalf and by the increase in trade accounts payable and accrued liabilities during the six-month period ended June 30, 2018, compared to the six-month period ended June 30, 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements partly offset by proceeds from the sale of vessels. Net cash used in investing activities for the six-month period ended June 30, 2018 amounted to $11.1 million compared to $1.4 million during the six-month period ended June 30, 2017. The increase of $9.7 million in net cash flows used in investing activities during the six-month period ended June 30, 2018, was primarily attributable to cash used for the acquisition of the companies owning the M/T Anikitos and the M/T Aristaios, partially offset by the proceeds from the sale of the M/T Aristotelis. During the six-month period ended June 30, 2017, we did not acquire or dispose of any vessels. Cash consideration paid for vessel improvements for the six-month period ended June 30, 2018 amounted to $0.5 million compared to $1.4 million during the six-month period ended June 30, 2017.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2018, was $67.2 million compared to $29.3 million for the six-month period ended June 30, 2017. The increase of $37.9 million in net cash used in financing activities was mainly attributable to (a) the increase in amortization payments of long-term debt by $32.1 million following the refinancing of approximately all of our credit facilities outstanding in October 2017, resulting in an increase in long term debt principal amortization under our new 2017 credit facility and the mandatory prepayment under the same facility following the disposal of the M/T Aristotelis; (b) the decrease by $5.0 million in net proceeds from the issuance of common units (as we did not issue common units under our shelf registration in the six-month period ended June 30, 2018) and (c) the increase by $0.7 million in distributions to our unitholders during the six-month period ended June 30, 2018 compared to the corresponding period in 2017.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of June 30, 2018, total borrowings were $478.9 million, consisting of: (i) $419.2 outstanding under our 2017 credit facility; (ii) $15.8 million outstanding under the Amor tranche of the 2015 credit facility; (iii) $15.6 million outstanding under the Anikitos tranche of the 2015 credit facility and (iv) $28.3 million outstanding under Aristaios credit facility.

As of December 31, 2017, our total borrowings were $475.8 million, consisting of (i) $460.0 million principal amount outstanding under our 2017 credit facility and (ii) $15.8 million principal amount outstanding under the Amor tranche of the 2015 credit facility.

Credit Facilities

For information relating to our credit facilities, please refer to Note 7 of our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2017, Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein and the description above in “Liquidity and Capital Resources”.

As of June 30, 2018 and December 31, 2017, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2017. The global economic downturn that has occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding levels of recovery and long-term economic growth effects. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

Off-Balance Sheet Arrangements

As of June 30, 2018, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F for the year ended December 31, 2017.

Changes in Accounting Policies

During the six-month period ended June 30, 2018, we adopted the following Accounting Standard Updates (“ASU”):

(a)

ASU 2017-01 Business Combinations: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. During 2018 the Partnership adopted this ASU. The implementation of this ASU resulted in vessel acquisitions being treated as asset acquisitions while under the old standard such acquisitions would have been treated as acquisitions of a business. However, there is no material impact in the financial statements of the Partnership as in both cases the transaction price was allocated to the vessel and the attached time charter.

(b)

ASU 2016-15 Classification of certain cash payments and cash receipts: There was no impact from the adoption of this update as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

(c)

ASU 2014-09 Revenue from Contracts with Customers: The Partnership elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard revenues generated under voyage charter agreements were recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo. The financial impact on the Partnership’s financial statements derived from voyage charters which did not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. The effect of the implementation of this update was insignificant as most of the Partnership’s vessels were operated under time charter arrangements as of December 31, 2017 and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2018.

(d)

ASU 2016-18 – Restricted cash: The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of cash whereas the Partnership previously presented these within investing activities, and had no impact on the Partnership’s unaudited condensed consolidated balance sheets and statements of comprehensive income.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2018	As of December 31, 2017
Assets
Current assets
Cash and cash equivalents	32,464	63,297
Restricted cash	1,011	—
Trade accounts receivable, net	7,263	4,772
Prepayments and other assets	4,089	3,046
Inventories	10,331	5,315
Assets held for sale (Note 4)	—	29,027

Total current assets	55,158	105,457

Fixed assets
Vessels, net (Note 4)	1,304,172	1,265,196

Total fixed assets	1,304,172	1,265,196

Other non-current assets
Above market acquired charters (Note 5)	76,798	75,035
Deferred charges, net	2,220	1,519
Restricted cash	17,489	18,000
Prepayments and other assets	724	1,009

Total non-current assets	1,401,403	1,360,759

Total assets	1,456,561	1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 6)	53,102	50,514
Trade accounts payable	17,592	9,631
Due to related parties (Note 3)	13,704	14,234
Accrued liabilities	16,988	15,111
Deferred revenue, current (Note 3)	17,272	18,800
Liability associated with vessel held for sale	—	14,781

Total current liabilities	118,658	123,071

Long-term liabilities
Long-term debt, net (Note 6)	420,129	403,820
Deferred revenue	916	5,920

Total long-term liabilities	421,045	409,740

Total liabilities	539,703	532,811

Commitments and contingencies (Note 11)

Partners’ capital (Note 8)	916,858	933,405

Total liabilities and partners’ capital	1,456,561	1,466,216

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the six-month periods ended June 30,
	2018	2017
Revenues	118,372	100,164
Revenues – related party (Note 3)	12,709	22,167

Total revenues	131,081	122,331

Expenses:
Voyage expenses	18,397	5,825
Vessel operating expenses	44,088	35,984
Vessel operating expenses - related party (Note 3)	6,154	5,685
General and administrative expenses (Note 3)	3,186	2,975
Vessel depreciation and amortization (Note 4)	36,999	37,070

Operating income	22,257	34,792

Other income / (expense), net:
Interest expense and finance cost (Note 6)	(13,600)	(13,059)
Interest and other income	630	339

Total other expense, net	(12,970)	(12,720)

Partnership’s net income	9,287	22,072

Preferred unit holders’ interest in Partnership’s net income	5,550	5,550
General Partner’s interest in Partnership’s net income	71	320
Common unit holders’ interest in Partnership’s net income	3,666	16,202
Net income per (Note 10):
• Common unit, basic and diluted	0.03	0.13
Weighted-average units outstanding:
• Common units, basic and diluted	126,701,690	122,441,607

Total comprehensive income:	9,287	22,072

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2017	16,685	800,566	110,506	927,757

Partnership’s net income	320	16,202	5,550	22,072
Dividends declared and paid (Note 8)	(390)	(19,679)	(5,550)	(25,619)
Issuance of Partnership’s units (Note 8)	—	4,993	—	4,993
Equity compensation expense (Note 9)	—	578	—	578

Balance at June 30, 2017	16,615	802,660	110,506	929,781

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2018	16,427	806,472	110,506	933,405

Partnership’s net income	71	3,666	5,550	9,287
Dividends declared and paid (Note 8)	(390)	(20,360)	(5,550)	(26,300)
Equity compensation expense (Note 9)	—	466	—	466

Balance at June 30, 2018	16,108	790,244	110,506	916,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods ended June 30,
	2018	2017
Cash flows from operating activities:
Net income	9,287	22,072
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 4)	36,999	37,070
Amortization and write off of deferred financing costs	972	485
Amortization of above market acquired charters (Note 5)	8,278	7,744
Equity compensation expense (Note 9)	466	578
Changes in operating assets and liabilities:
Trade accounts receivable, net	(2,491)	358
Prepayments and other assets	(758)	351
Inventories	(4,851)	383
Trade accounts payable	6,488	3,511
Due to related parties	(530)	(6,439)
Accrued liabilities	1,308	468
Deferred revenue	(6,532)	(3,206)
Dry-docking costs paid	(677)	(1,055)

Net cash provided by operating activities	47,959	62,320

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Note 4)	(40,499)	(1,386)
Proceeds from sale of vessel	29,400	—

Net cash used in investing activities	(11,099)	(1,386)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 8)	—	5,120
Expenses paid for issuance of Partnership units	—	(120)
Deferred financing costs paid	(94)	(14)
Payments of long-term debt (Note 6)	(40,799)	(8,677)
Dividends paid (Note 8)	(26,300)	(25,619)

Net cash used in financing activities	(67,193)	(29,310)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(30,333)	31,624

Cash, cash equivalents and restricted cash at beginning of period	81,297	124,678

Cash, cash equivalents and restricted cash at end of period	50,964	156,302

Supplemental cash flow information
Cash paid for interest	11,747	12,547
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	—	113
Capital expenditures included in liabilities	808	941
Sale of vessel expenses included in liabilities	538	—
Capitalized dry docking costs included in liabilities	1,097	86
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos (Notes 4, 6)	43,958	—
Reconciliation of Cash, cash equivalents and restricted cash
Cash and cash equivalents	32,464	138,302
Restricted cash - Current assets	1,011	—
Restricted cash - Non-current assets	17,489	18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	50,964	156,302

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty-seven high specification vessels consists of four suezmax crude oil tankers, twenty-one modern medium range tankers all of which are classed as IMO II/III vessels, ten post panamax container carrier vessels, one aframax crude-oil tanker and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, (such as gasoline, diesel, fuel oil and jet fuel), edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2017, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2018.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2017 (the “Consolidated Financial Statements for the year ended December 31, 2017”).

Changes in Accounting Policies

During the six-month period ended June 30, 2018, the Partnership adopted the following Accounting Standard Updates (“ASU”):

(a)

ASU 2017-01 Business Combinations: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. During 2018 the Partnership adopted this ASU. The implementation of this ASU resulted in vessel acquisitions being treated as asset acquisitions while under the old standard would have been treated as acquisitions of a business. However, there is no material impact in the financial statements of the Partnership as in both cases the transaction price was allocated to the vessel and the attached time charter.

(b)

ASU 2016-15 Classification of certain cash payments and cash receipts: There was no impact from the adoption of this update as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

(c)

ASU 2014-09 Revenue from Contracts with Customers: The Partnership elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard revenues generated under voyage charter agreements were recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel’s arrival to the agreed upon port, and deemed to end upon the completion of discharge of the delivered cargo. The financial impact on the Partnership’s financial statements derived from voyage charters which did not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. The effect of the implementation of this update was insignificant as most of the Partnership’s vessels were operated under time charter arrangements as of December 31, 2017 and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2018.

(d)

ASU 2016-18 – Restricted cash: The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of cash whereas the Partnership previously presented these within investing activities, and had no impact on the Partnership’s unaudited condensed consolidated balance sheets and statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with related parties

The Partnership and its subsidiaries have related-party transactions including vessel acquisitions (Note 4) with Capital Maritime & Trading Corp. (“CMTC”) which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with Capital Ship Management Corp. (the “Manager” or “CSM”) arising from certain terms of the following three different types of management agreements.

1.

Fixed fee management agreement: At the time of the completion of its initial public offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. For the six-month period ended June 30, 2018 and 2017 management fees under the fixed fee management agreement amounted to $116 and $278, respectively. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.

Floating fee management agreement: On June 9, 2011, the Partnership entered into a management agreement with its Manager based on actual expenses with an initial term of five years. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the six-month period ended June 30, 2018 and 2017 management fees under the floating fee management agreement amounted to $5,512 and $4,893, respectively; and

3.

Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude, continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement, the Partnership compensates the Manager for all expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. For the six-month period ended June 30, 2018 and 2017 management fees under the crude management agreement amounted to $526 and $514, respectively. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2018 this termination fee was adjusted to $10,347 from $10,124.

All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses – related party” in the accompanying unaudited condensed consolidated statements of comprehensive income.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with related parties – continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (the “CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income. In January 2016, the Partnership amended the executive services agreement with CGP according to which CGP also provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the six-month periods ended June 30, 2018 and 2017 such fees amounted to $844, for each period, and are included in “General and administrative expenses” in the accompanying unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2018	As of December 31, 2017
Liabilities:
CSM – payments on behalf of the Partnership (a)	13,704	13,218
Management fee payable to CSM (b)	—	1,016

Due to related parties	$13,704	$14,234

Deferred revenue – current (e)	1,240	2,829

Total liabilities	$14,944	$17,063

	For the six-month periods ended June 30,
Consolidated Statements of Comprehensive Income	2018	2017
Revenues (c)	$12,709	$22,167
Vessel operating expenses	6,154	5,685
General and administrative expenses (d)	963	1,000

(a)

Manager – Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.

(b)	Management fee payable to CSM: This line item represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC during the six-month periods ended June 30, 2018 and 2017:

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Arionas	1.0	01/2017	05/2018	$11.0 ($10.9)
M/T Amore Mio II	0.9	08/2016	09/2017	$21.0 ($20.7)
M/T Aristotelis	1.0	01/2017	03/2018	$13.8 ($13.6)
M/T Ayrton II	2.0	02/2016	03/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.9	08/2016	08/2017	$25.0 ($24.7)
M/T Miltiadis M II	0.8 to 1.0	10/2017	08/2018	$18.0 ($18.0)
M/T Amadeus	2.0	06/2015	08/2017	$17.0 ($16.8)
M/T Atlantas II	1.0	10/2016	12/2017	$13.0 ($12.8)
M/T Atlantas II	0.4 to 0.7	01/2018	07/2018	$11.0 ($10.9)
M/T Amoureux	1.0	04/2017	04/2018	$22.0 ($22.0)
M/T Aktoras	0.8 to 1.0	09/2017	01/2018	$11.0 ($10.9)
M/T Aiolos	0.8 to 1.0	09/2017	07/2018	$11.0 ($10.9)
M/T Amor	0.2	09/2017	01/2018	$14.0 ($13.8)

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(e)	Deferred Revenue: As of June 30, 2018 and December 31, 2017 the Partnership had received cash in advance for revenue earned in a subsequent period from CMTC.

4. Fixed assets and assets held for sale

(a)	Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2018	$1,738,515	$(473,319)	$1,265,196

Acquisitions & improvements	74,913	—	74,913
Depreciation for the period	—	(35,937)	(35,937)

Balance as at June 30, 2018	$1,813,428	(509,256)	1,304,172

All of the Partnership’s vessels as of June 30, 2018 have been provided as collateral to secure the Partnership’s credit facilities.

On May 4, 2018, pursuant to the agreement the Partnership had entered into in January 2018 and the Share Purchase Agreement (“SPA”) entered into with CMTC on May 4, 2018, acquired the shares of the company owning the M/T Anikitos an eco-type medium range product tanker (50,082 dwt IMO II/III Chemical Product Tanker built in 2016, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $31,500, comprising $15,875 in cash and the assumption of the then outstanding balance of $15,625 (the “Anikitos Tranche”) of a credit facility (“2015 credit facility”) previously arranged by CMTC with ING Bank NV (Note 6). The Partnership also assumed CMTC’s guarantee with respect to this loan. The Partnership accounted for this acquisition as acquisition of an asset as the fair values of the vessel and the time charter attached, are concentrated in a single identifiable asset, the M/T Anikitos. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Partnership allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in the Partnership’s financial statements at a value of $31,004 and the above market acquired charter at a value of $496 (Note 5).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Fixed assets and assets held for sale – Continued

(a) Vessels, net – Continued

On January 17, 2018, the Partnership entered into an SPA with CMTC for the purchase of the shares of the company owning the M/T Aristaios, a 113,689 DWT crude oil tanker, for a total consideration of $52,500 comprising $24,167 in cash and the assumption of the then outstanding balance of $28,333 of Advance A of a credit facility (the “Aristaios credit facility”) previously arranged by CMTC with Credit Agricole Corporate and Investment Bank and ING Bank NV (Note 6). The Partnership also assumed CMTC’s guarantee with respect to this loan. The Partnership accounted for this acquisition as acquisition of an asset as the fair values of the vessel and the time charter attached, are concentrated in a single identifiable asset, the M/T Aristaios. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the acquisition date and therefore the total consideration was allocated to the vessel cost and the above market acquired charter. The Partnership allocated the cost of the vessel and the time charter acquired on the basis of their relative fair values. Thus the vessel was recorded in the Partnership’s financial statements at a value of $42,955 and the above market acquired charter at a value of $9,545 (Note 5).

(b) Improvements

During the six-month period ended June 30, 2018 and 2017, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $954 and $944 respectively and were capitalized as part of the vessels’ cost.

(c) Assets held for sale

An analysis of assets held for sale is as follows:

Assets held for sale
Balance as at January 1, 2018	29,027

Vessel was delivered to its buyers on April 25, 2018	(29,027)

Balance as at June 30, 2018	—

On December 22, 2017 the Partnership entered into a Memorandum of Agreement with an unrelated party for the disposal of the M/T Aristotelis at a price of $29,400. Upon entering the agreement the Partnership considered that M/T Aristotelis met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. As of January 1, 2018 the amount of $29,027 represented the vessel’s fair value less cost to sell of $28,862 and inventories of $165. Under this agreement, as amended, the vessel was delivered to its Buyer on April 25, 2018.

5. Above market acquired charters

On May 4, 2018 the Partnership acquired the shares of the company owning the M/T Anikitos from CMTC including a time charter attached to the vessel with a time charter daily rate exceeding the market rate for equivalent time charters prevailing at the time of acquisition. The value allocated to the above market acquired time charter of $496 was determined on the basis of the relative fair values of the assets in the asset group acquired. The fair value of the time charter representing the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters, was determined by independent appraisers on the acquisition date and was recorded as an asset in the unaudited condensed consolidated balance sheet as of the acquisition date under “above market acquired charters” (Note 4).

On January 17, 2018 the Partnership acquired the shares of the company owning the M/T Aristaios from CMTC including a time charter attached to the vessel with a time charter daily rate exceeding the market rate for equivalent time charters prevailing at the time of acquisition. The value allocated to the above market acquired time charter of $9,545 was determined on the basis of the relative fair values of the assets in the asset group acquired. The fair value of the time charter representing the difference between the time charter rate at which the vessel was fixed and the market rate for comparable charters, was determined by independent appraisers on the acquisition date and was recorded as an asset in the unaudited condensed consolidated balance sheet as of the acquisition date under “above market acquired charters” (Note 4).

Above market charters acquired are amortized using the straight line method as a reduction to revenues over the remaining term of the charters. For the six-month periods ended June 30, 2018 and 2017, revenues were reduced by $8,278 and $7,744 as a result of the amortization of the above market acquired charters, respectively.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Above market acquired charters – Continued

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book value
Carrying amount as at January 1, 2018	$75,035
Acquisition	10,041
Amortization	(8,278)

Carrying amount as at June 30, 2018	$76,798

As of June 30, 2018 the remaining carrying amount of unamortized above market acquired time charters was $76,798 and will be amortized in future years as follows:

For the twelve-month period ended June 30,	Amount
2019	$17,084
2020	$17,104
2021	$11,218
2022	$9,381
2023	$8,371
Thereafter	$13,640

Total	$76,798

6. Long-Term Debt

As of June 30, 2018 and December 31, 2017 the Partnership’s long-term debt consisted of the following:

	Bank loans	As of June 30, 2018	As of December 31, 2017	Margin
(i)	Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	419,201	460,000	3.25%
(ii)	Assumed in October 2016 maturing in November 2022 (the “2015 credit facility”, the “Amor Tranche”)	15,750	15,750	2.50%
(iii)	Assumed in January 2018 maturing in January 2024 (the “Aristaios credit facility ”)	28,333	—	2.85%
(iv)	Assumed in May 2018 maturing in June 2023 (the “2015 credit facility ” the “Anikitos Tranche”)	15,625	—	2.50%

	Total long-term debt	$478,909	$475,750

	Less: Deferred loan issuance costs	5,678	6,635
	Less: Loan associated with vessel held for sale	—	14,781

	Total long-term debt, net	$473,231	$454,334

	Less: Current portion of long-term debt	54,535	52,057
	Add: Current portion of deferred loan issuance costs	1,433	1,543

	Long-term debt, net	$420,129	$403,820

Details of the Partnership’s credit facilities are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2017.

On May 4, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Anikitos (Note 4), the Partnership assumed CMTC’s guarantee with respect to the outstanding balance of $15,625 under the term loan that was entered into on November 19, 2015 with ING Bank N.V. The term loan is required to be repaid in thirteen consecutive equal quarterly installments of $355, beginning in May 2020, plus a balloon payment of $11,010 payable together with the final quarterly instalment in June 2023. The term loan bears interest at LIBOR plus a margin of 2.50%.

On January 17, 2018, upon the completion of the acquisition of the shares of the company owning the M/T Aristaios (Note 4), the Partnership assumed CMTC’s guarantee with respect to the outstanding balance of $28,333 under the term loan that was entered into on January 2, 2017 with Credit Agricole Corporate and Investment Bank and ING Bank NV. The term loan is required to be repaid in twelve consecutive equal semi-annual installments of $917, beginning in July 2018, plus a balloon payment of $17,333 payable together with the final semi-annual installment due in January 2024. The term loan bears interest at LIBOR plus a margin of 2.85%.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Long-Term Debt – Continued

During the six-month period ended June 30, 2018 the Partnership repaid the amount of $26,416 in line with the amortization schedule of its 2017 credit facility and prepaid the amount of $14,383 in connection with the sale of the M/T Aristotelis under the same facility.

As of June 30, 2018 and December 31, 2017 the Partnership was in compliance with all financial debt covenants.

For the six-month periods ended June 30, 2018 and 2017 interest expense amounted to $12,518 and $12,481, respectively and the weighted average interest rate of the Partnership’s loan facilities was 5.16% and 4.14% respectively.

7. Financial Instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

(a) Fair value of financial instruments

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. The Partnership believes that the terms of its loans are similar to those that could be procured as of June 30, 2018. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. For the six month periods ended June 30, 2018 and 2017 there were three and four customers respectively, that each accounted for more than 10% of the Partnership’s revenues for each period. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

8. Partners’ Capital

As of June 30, 2018 and December 31, 2017 the Partnership’s partners’ capital was comprised of the following units:

	As of June 30, 2018	As of December 31, 2017
Common units	127,246,692	127,246,692
General partner units	2,439,989	2,439,989
Preferred units	12,983,333	12,983,333

Total partnership units	142,670,014	142,670,014

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Partners’ Capital – continued

During the six-month period ended June 30, 2017, the Partnership issued 1,536,403 new common units under its At-The-Market offering (the “ATM offering”) and equity distribution agreement the Partnership had entered into with UBS Securities LLC in September 2016. This issuance resulted in net proceeds of $5,120 after the payment of commission to the sales agent but before offering expenses. During the six-month period ended June 30, 2018 the Partnership did not issue any new common units under its ATM offering.

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2017.

During the six-month periods ended June 30, 2018 and 2017, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	April 18, 2018	January 17, 2018	April 20, 2017	January 18, 2017
Common unit-holders
Distributions per common unit declared	0.08	0.08	0.08	0.08
Common units entitled to distribution	127,246,692	127,246,692	123,631,036	122,343,706
General partner and IDR distributions	$195	$195	$195	$195
Preferred unit-holders
Distributions per preferred unit declared	0.21375	0.21375	0.21375	0.21375
Preferred units entitled to distribution	12,983,333	12,983,333	12,983,333	12,983,333

9. Omnibus Incentive Compensation Plan

As of June 30, 2018 the unvested units accrued $514 of distributions.

The following table contains details of the plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2018	170,002	$939	375,000	$2,598
Vested	—	—	—	—

Unvested on June 30, 2018	170,002	$939	375,000	$2,598

For the six-month periods ended June 30, 2018 and 2017 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $217 for each period for the employee awards and $249 and $361 for the non-employee awards, respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of June 30, 2018 the total unrecognized compensation cost related to non-vested awards is $462 and is expected to be recognized over a weighted average period of 0.5 year. The Partnership uses the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the partnership’s agreement, regardless of whether those earnings would or could be distributed. The Limited Partnership Agreement (the “Partnership Agreement”) does not provide for the distribution of net income; rather, it provides for the distribution of “available cash”, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships and considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. The Partnership excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive Earnings Per Unit (“EPU”) as of June 30, 2018 and 2017 as they were anti-dilutive.

As of June 30, 2018 and 2017 the Partnership excluded the effect of 545,002 and 679,168 non-vested unit awards in calculating dilutive EPU for its common unitholders respectively, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

The Partnership’s net income for the six-month periods ended June 30, 2018 and 2017 did not exceed the First Target Distribution Level of $0.2425 per unit per quarter, as such term is defined in the Partnership Agreement, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

BASIC and DILUTED	For the six-month periods ended June 30,
	2018	2017
Numerators
Partnership’s net income	$9,287	$22,072
Less:
Preferred unit holders’ interest in Partnership’s net income	5,550	5,550
General Partner’s interest in Partnership’s net income	71	320
Partnership’s net income allocable to unvested units	16	91
Common unit holders’ interest in Partnership’s net income	$3,650	$16,111
Denominators
Weighted average number of common units outstanding, basic and diluted	126,701,690	122,441,607
Net income per common unit:
Basic and diluted	$0.03	$0.13

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a) Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of June 30, 2018 are:

For the twelve-month period ended June 30,	Amount
2019	$154,265
2020	131,477
2021	71,018
2022	57,497
2023	51,216
Thereafter	87,434

Total	$552,907

12. Subsequent events

(a)

Dividends: On July 18, 2018, the board of directors of the Partnership declared a cash distribution of $0.08 per common unit for the second quarter of 2018, which will be paid on August 14, 2018 to unit holders of record on August 2, 2018.

On July 18, 2018, the board of directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2018. The cash distribution will be paid on August 10, 2018 to Class B Unit holders of record on August 2, 2018.